SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2006

Matav Cable Systems Media Ltd. (Translation of registrant’s name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

18 May 2006	Matav - Cable Systems Media Ltd. (Registrant) BY: /S/ Meir Srebernik —————————————— Meir Srebernik Chief Executive Officer

Print the name and title of the signing officer under his signature

BUSINESS NEWS

FOR IMMEDIATE RELEASE

Matav Reports Severe Problems in HOT’s Telephone Services

NETANYA, Israel – May 18, 2006 – Matav-Cable Systems Media Ltd. (NASDAQ & TASE: MATV) reported today that the merged operations of Matav and the other two Israeli cable television providers operating under the HOT brand name through Hot Telecom, is experiencing severe problems in the provision of telephone services to its subscribers due to transmission failures in the interconnect lines between the companies’ network caused by Bezeq – Israel Telecommunications Corporation Ltd. Bezeq is the largest telephone services provider in Israel and a competitor of HOT.

As a result of the transmission failure, which appears to have been caused due to labor sanctions in Bezeq, HOT’s telephone subscribers are generally not able to connect to telephone subscribers of other telephone service providers and to receive calls, excluding cellular and international calls. Following a motion filed with the Israeli district court in Jerusalem last night, Bezeq was instructed by the court to restore the transmission services immediately in any possible way. However, the failure has not been rectified yet. Bezeq applied to the labor court against the Bezeq’s employees union and the hearing is set for today afternoon.There can be no assurance if and when such failure shall be rectified nor is it possible to assess at this stage the damages caused to HOT.

About Matav:

Matav is one of Israel’s three cable television providers, serving roughly 25 percent of the Israeli cable subscriber market. Matav’s current investments include 1.2% of Partner Communications Ltd., a GSM mobile phone company and 18.5% of Barak I.T.C. (1995) Ltd., one of the three international telephony providers in Israel.

IMPORTANT NOTICE:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements that are based on various assumptions (some of which are beyond Matav’s control) may be identified by the use of forward-looking terminology, such as “may”, “can be”, “will”, “expects”, “anticipates”, “intends”, “believes”, “projects”, “potential”, “are optimistic”, “view” and similar words and phrases. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including but not limited to (1) changes in technology and market requirements, (2) decline in demand for the company’s products, (3) inability to timely develop and introduce new technologies, products and applications, (4) loss of market share and pressure on pricing resulting from competition, (5) uncertainty as to the completion of acquisition of new businesses or operations and integration thereof with Matav’s business, and (6) the other risk factors detailed in Matav’s most recent annual report and other filings with the US Securities and Exchange Commission. Matav undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contacts:
   Ori Gur Arieh, General Counsel
   Matav-Cable Systems Media Ltd.
   Tel.: +972-77-7077031

   Ayelet Shiloni
   Integrated Investor Relations
   Tel.:+1-866-447-8633
   Tel.:+972-50-6883-336
      ayelet@integratedir.com

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